Exhibit 99.1

YM BioSciences Reports Updated 12-Week Phase I/II Results for its JAK1/JAK2 Inhibitor CYT387
- Poster with broader update of trial results to be presented at ASCO -

MISSISSAUGA, Canada - May 18, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), today reported updated interim results for the first 60 patients with high/intermediate-risk myelofibrosis who have completed a minimum of three cycles of treatment (12 weeks) in its ongoing Phase I/II multi-center study.

“In addition to reducing spleen volumes and improving constitutional symptoms, CYT387 continues to demonstrate the ability to induce durable anemia responses in a significant number of patients with transfusion dependency associated with myelofibrosis,” said Dr. Nick Glover, President & CEO of YM BioSciences.

These results were submitted to the 2011 Annual Meeting of the American Society of Clinical Oncology (ASCO) as an abstract in February 2011. Study Investigators will present additional updated information from the study in a poster session at ASCO on June 3rd from 2:00-6:00pm. CYT387 was administered orally once daily in 28-day cycles. Responses were assessed by International Working Group (IWG) criteria. Forty-two of the 60 patients were evaluable for anemia response per IWG criteria (Blood 2006;108:1497) and 33 of these were red cell transfusion-dependent. In the latter group, anemia response required a transfusion-free period of ≥12 weeks, while on protocol drug therapy, and capped by a hemoglobin level of ≥8 g/dL.

Efficacy Results:
•	The anemia response rate was 50% overall and 58% in transfusion-dependent patients.
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At the time the abstract was submitted, the median duration of anemia response was 20 weeks (range 12-54 weeks) and only two (11%) of the 19 patients who achieved transfusion-independency required single episodes of PRBC transfusions. As previously announced, at the First Annual Florence Meeting on Myeloproliferative Neoplasms held in Florence, Italy on April 16, 2011 an updated median duration of transfusion independence was reported by Study Investigators to be six months (range 4-15 months).

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Responses in anemia were not affected by leukocyte count (p=0.39), platelet count (p=0.35), circulating blast count (p=0.35), circulating CD34 cell count (p=0.78), karyotype (p=0.67) or JAK2V617F mutational status (p=0.17).

•	Spleen response rate by IWG criteria was approximately 45%.
•	The majority of patients experienced resolution of constitutional symptoms including pruritus, night sweats and bone pain.

Safety Results:
•	The study retention rate after a median treatment duration of 6.4 months was 92%.
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Grade 3/4 hematologic and non-hematologic adverse events were infrequent with the exception of thrombocytopenia, which occurred in approximately 25% of patients (platelet inclusion criteria: 50,000/µl).

•	About half of the patients experienced a first-dose effect (transient lightheadedness and Grade 1 hypotension), which was self-limited and generally resolved within hours with rare recurrence.

Enrollment in the trial has currently exceeded the initial target of 140 patients and is expected to close in calendar Q2 2011 and include approximately 155 patients. YM anticipates that more mature data from the full trial will be reported by the end of calendar 2011.

Notice of YM Analyst/Investor Event at ASCO:
YM BioSciences will host an Analyst/Investor event on Friday, June 3, 2011 from 6:30-8:30pm where Management will discuss the results presented at ASCO. The event will be held at The Wheeler Mansion, 2020 S. Calumet Avenue, Chicago, IL.

About CYT387:
CYT387 is an inhibitor of the kinase enzymes JAK1 and JAK2, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis, and as well in numerous other disorders including indications in hematology, oncology and inflammatory diseases. Myelofibrosis is a chronic debilitating disease in which a patient's bone marrow is replaced by scar tissue and for which treatment options are limited or unsatisfactory. The U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation to CYT387 for the treatment of myelofibrosis.

YM BioSciences retains full global commercialization rights to CYT387.

For more information on the CYT387 Phase I/II trial, go to:
http://clinicaltrials.gov/ct2/show/NCT00935987?term=cyt387&rank=1

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various partners will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel.  +1 905.361.9518
jsmith@ymbiosciences.com